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                   [LETTERHEAD OF MUSLIM MEDIA NETWROK, INC.]




                                December 1, 2005



Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-0306

RE:      Muslim Media Network, Inc.
         Amendment No. 4 to Registration Statement on Form SB-2
         File No. 333-125312
         Request for Withdrawal


Ladies/Gentlemen:

         Muslim Media Network, Inc. hereby applies for the withdrawal of Amendment No. 4 to Registration Statement on Form SB-2, File No. 333-125312 filed on November 14, 2005. We request that the withdrawal of Amendment No. 4 be effective upon this filing.

         We understand that the Registration Statement had been declared effective as of October 17, 2005. We will promptly re-file the amendment as Post-Effective Amendment No. 1.

     Should you have any comments please contact our legal counsel, Daniel R. Boynton at (248) 458-3584.


                                                     Very truly yours,

                                                     Muslim Media Network, Inc.



                                                     /s/ A.S. NAKADAR
                                                     ----------------
                                                     By: A. S. Nakadar
                                                     Its: President